Exhibit 99.10

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Ivory Coast: Ivoire-1X exploration well on Block CI-100

encountered a horizon with high-quality oil

April 25, 2013—Total announces that the Ivoire-1X exploration well, located in the western portion of Block CI-100 in 2,280 meters of water, encountered 28 meters of net oil pay in a series of about 100 meters of Cretaceous reservoirs. The oil in the abrupt margin geological play is light 35 API oil.

Operated by Total E&P Côte d’Ivoire, Ivoire-1X is the first well drilled on the CI-100 block. It was drilled to a total depth of 5,044 meters.

The well confirms the extension into Block CI-100 of the already proved active petroleum system in the prolific Tano basin, home to several fields, including Jubilee in Ghana.

The data acquired during drilling is being analyzed to develop an appraisal program for the reservoirs discovered and explore identified prospects further east in the block, near recent discoveries in Ghana.

Total E&P Côte d’Ivoire operates the block with a 60% interest, alongside Yam’s Petroleum LLC (25%) and Petroci Holding (15%).

Total Exploration & Production in Côte d’Ivoire

Total also has interests in three other ultra-deep offshore exploration licenses (CI-514, CI-515, CI-516) in Ivory Coast.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com